[redacted]

SEC Mail Processing Section

MAR 04 2009

Washington, DC 101

SECU 09058113 MISSION

C m

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51124

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CROWN PARTNERS INC. DBA TDB CROWN GROUP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 FLINTROCK LANE
(No. and Street)

BELL CANYON, CA 91307
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY R. KNAKAL 818-713-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BONFIGLIO + ASSOCIATES
(Name – *if individual, state last, first, middle name*)

900 SOUTH AVENUE (#101), STATEN ISLAND, NY 10314
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/24

OATH OR AFFIRMATION

I, Jeffrey R. Kraakal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Growth Capital Inc., DBA, DIR Capital Group, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ ~~(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.~~
- ☒ (l) An Oath or Affirmation.
- ☐ ~~(m) A copy of the SIPC Supplemental Report.~~
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles

On 02/23/09 (Date) before me, Adrian Papazian (Notary Public) (Here Insert Name and Title of the Officer),

personally appeared Jeffrey R. Knakal (Name(s) of Signer(s)),

ADRIAN PAPAZIAN
Commission # 1718030
Notary Public - California
Los Angeles County
My Comm. Expires Feb 14, 2011

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 02/23/09 Number of Pages: ____

Signer(s) Other Than Named Above: ____

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ____
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

GROWTH PARTNERS, INC. dba
THE GROWTH GROUP
FINANCIAL STATEMENT
DECEMBER 31, 2008

BONFIGLIO & ASSOCIATES, LLC
900 SOUTH AVENUE, SUITE 101
STATEN ISLAND, NEW YORK 10314

(718) 370-9779
TELEFAX (718) 370-2910

www.bonfigliogroup.com

INDEPENDENT AUDITOR'S REPORT

February 1, 2009

Growth Partners, Inc.
Attn: Board of Directors and Stockholders
31 Flintlock Lane (Suite 200)
Bell Canyon, CA 91307

We have audited the accompanying balance sheet of The Growth Partners, Inc., dba The Growth Group as of December 31, 2008 and the related statements of income, cash flow and retained earnings for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion regarding these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement or omission. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Growth Partners as of December 31, 2008, and the results of its operations and its cash flows for the year-ended in conformity with generally accepted accounting principals.

Sincerely,

Thomas J. Bonfiglio
President

GROWTH PARTNERS, INC dba THE GROWTH GROUP

BALANCE SHEET

(Statement of Financial Condition: Item b)

Current Assets		
Cash	$ 18,823	
Total Current Assets	18,823	
TOTAL ASSETS		**18,823**
Current Liabilities	0	
TOTAL LIABILITIES	0	
Equity		
Paid in Capital	418,023	
Retained Earnings	1,439,651	
Draw	(1,838,851)	
Total Equity	18,823	
Total Liabilities & Equity		**18,823**

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

INCOME STATEMENT

(Statement of Income (Loss): Item c)

Income	
Sales	247,395
Total Income	247,395
Gross Profit	247,395
General & Administrative Expenses	
(See Schedule A)	(114,265)
Net Income (Loss)	**133,130**

SCHEDULE A

G&A Expenses

Consulting	20,031	
Bank & Credit Card Fees	260	
Donations	450	
Employee Benefits	16,933	
Entertainment	5,518	
Information & Research	1,156	
License & Fees	1,465	
Postage Expenses	1,814	
Printing	4,581	
Professional Fees	3,000	
Rent	20,000	
Supplies & Maintenance	11,826	
Taxes Paid	3,527	
Telephone Expense	3,304	
Transportation Expenses	11,506	
Travel Expenses	494	
Utility/Insurance/Fees Expense	8,400	
Total G & A		**114,265**

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT OF CASH FLOWS

(Statement of Changes in Financial Condition: Item d)

Cash Flow From Operating Activities	
Net Income	133,130
Cash Flow From Financing Activities	
Distribution Paid	(129,500)
Increase in Capital	0
Total Cash Flow-Financing Activity	(129,500)
Net Increase in Cash	**3,630**
Cash: Beginning of Period	**15,193**
Cash: End of Period	**18,823**

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

(Statement of Changes in Stockholders Equity: Item e)

	December 31, 2007	Changes	December 31, 2003
Paid in Capital	418,023	0	418,023
Retained Earnings	1,306,521	133,130	1,439,651
Drawings	(1,709,351)	(129,500)	(1,838,851)
Total Equity	**15,193**	**3,630**	**18,823**

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

Statement of Changes in Liabilities Subordinated to General Creditors

(Statement of Changes in Liabilities Subordinated to Claims of Creditors: Item f)

"There were no changes in Subordinated Liabilities since no Subordinated Liabilities exist."

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

COMPUTATION OF NET CAPITAL

(Computation of Net Capital: Item g)

1) Total Ownership Equity	18,823
2) Deduct: Ownership Equity Not Allowable	0
3) Total Ownership Equity for Net Capital	**18,823**

4) Additions: (Subordinated liabilities, other deductions, etc.)	0
5) Total Capital	**18,823**
6) Deduction and/or Charges	0
7) Other Additional and Credits	0
8) Net Capital (before haircuts)	**18,823**
9) Haircuts	0
10) Net Capital	**18,823**
11) Minimum Net Capital Required (Aggregate Indebtedness)	0
12) Minimum Net Capital Requirement	5,000
13) Net Capital Requirement (greater of line 11 or 12)	5,000
14) Excess Net Capital (line 10 less 13)	13,823
15) Excess Net Capital at 1000% (line 10 less 10% of Agg. Ind.)	**18,823**

GROWTH PARTNERS IN FULLY COMPLAINT WITH THE NET CAPITAL REQUIREMENT.

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3

(Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3: Item h)

"Growth Partners, Inc. dba The Growth Group, being purely a mergers & acquisitions firm otherwise known as in Introducing Firm, does not receive or hold customer accounts, funds, securities, or otherwise, and does not function as a custodian in any form, and as such, operates under the 15c3-3(k)(2)(i) exemption, or equivalent exemptions related to the Computation for Determination of Reserve Requirement pursuant to Rule 15c3-3.

Given the content of the above statement, the firm is not subject to the reserve requirement computation."

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

Statement of Possession or Control Requirements Under Rule 15c3-3

(Information Relating to the Possession or Control Requirements Under Rule 15c3-3: Item i)

"Growth Partners, Inc. dba The Growth Group, being purely a mergers & acquisitions firm otherwise known as in Introducing Firm, does not receive or hold customer accounts, funds, securities, or otherwise, and does not function as a custodian in any form, and as such, operates under the 15c3-3(k)(2)(i) exemption, or equivalent exemptions related to the Possession or Control Requirement provisions under Rule 15c3-3.

Given the content of the above statement, the firm is not subject to the reserve requirement computation."

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

Statement Regarding Material Differences

(A reconciliation including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3, and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3: Item j)

"In accordance with Rule 17a-5(d)(4), NO material differences exist between the audited Computation of Net Capital and the broker-dealer's (Growth Partners, Inc.) corresponding Unaudited Part II and Part IIA.

As such, no reconciliation is needed or required."

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

Statement Regarding Material Inadequacies

(A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit: Item n

"Upon a comprehensive audit of Growth Partners, Inc., no material inadequacies were found to exist in these financial statements, information, accounting system or representations since the date of the last audit."

GROWTH PARTNERS, INC dba THE GROWTH GROUP

Notes to the Financial Statements

THE COMPANY

Growth Partners, Inc., dba The Growth Group was incorporated in December of 1994 in the State of New Jersey, and became registered as a Foreign Corporation in the State of California in April of 1998 (the "Firm"). In addition, The Growth Group became a fully registered Broker-Dealer with the NASD in 1998, which is now called FINRA.

The Firm is primarily engaged in providing consultative merger & acquisition advisement to middle market companies. Specifically, The Growth group provides advisory services to companies seeking to purchase another company, or The Growth Group provides advisory services to companies seeking to an outright or partial sale. All of the transaction activity pertains to the institutional marketplace. At times, The Growth Group will provide consultative advisement and advisory services to companies seeking to raise debt capital or equity capital from the institutional marketplace.

The Growth Group does not, or is not: 1) engaged in the underwriting of securities transactions, 2) conducts any activity with high net-worth individuals, 3) has or maintains customer accounts or funds of any type, and 4) anything other than an advisory firm. The Firm has only one principal, its President, Jeffrey R. Knakal.

CASH & CASH EQUIVALENTS

This account has been maintained by the Firm with Wells Fargo Bank since 1997, and is in good standing with the Bank.

LIABILITES

The Firm does not maintain any liabilities since all expensed are paid in cash as incurred, and no revolving debt of line of credit is maintained or is outstanding.

SHAREHOLDERS EQUITY

This account fully reconciles to the past and present capital investment and operating activities of The Firm, and is an accurate expression of Shareholders Equity.

By:____________________
BONFILGIO & ASSOCIATES

February 1, 2009

Growth Partners, Inc.
Attn: Board of Directors

RE: STATEMENT OF INTERNAL CONTROLS

Dear Director:

In planning and performing our audit of the financial statements and supplemental schedules of Growth Partners, Inc., DBA The Growth Group (the "Company"), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion regarding the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a05(g)(1) in making the periodic computations of Aggregate Indebtedness (or aggregated debts) and Net Capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers, or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.) Making quarterly securities examinations, counts, verifications, and comparisons;
2.) Recordation of differences required by Rule 17a-13; and,
3.) Complying with the requirements for prompt payment of securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC'S above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listing in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may be become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by the Company's employee in the normal course of performing his assigned function. However, we noted no matters involving internal control, including control activities for safeguarding securities that we considered to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management and the SEC and other regulatory agencies that rely on the Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be an should not be used by anyone other than these specified parties.

Bonfiglio & Associates
Staten Island, New York